

February 28, 2011

Alan P. Donenfeld
President
Prevention Insurance.Com
c/o Paragon Capital LP
110 East 59th Street, 22nd Floor
New York, New York 10022

> **Re:  Prevention Insurance.Com**
> **Schedule 14C**
> **Filed February 23, 2011**
> **File No. 000-32389**

Dear Mr. Donenfeld:

We have limited our review of the above information statement to the issue identified below.

Please respond to this letter within ten business days by amending your filing or by advising us when you will provide the requested response.  If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing, we may have additional comments.

1.  Please provide disclosure clarifying whether the outstanding warrants for the purchase of 185,000,000 shares of common stock will be proportionately reduced as a result of the reverse stock split.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   Please contact Johnny Gharib at (202) 551-3170 or me at (202) 551-3715 with any questions.

Sincerely,


Jeffrey Riedler
Assistant Director


cc:     Virginia K Sourlis, Esq.
        The Sourlis Law Firm
        214 Broad Street
        Red Bank, New Jersey 07701